UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Amendment No. 7)

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MTGE INVESTMENT CORP.

(Name of Subject Company)

MTGE INVESTMENT CORP.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

55378A105

(CUSIP Number of Class of Securities)

Sean P. Reid

Chief Executive Officer

MTGE Investment Corp.

2 Bethesda Metro Center

12th Floor

Bethesda, MD 20814

(301) 968-9220

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Tom Salley, Esq.

Kevin Mills, Esq.

Cooley LLP

1299 Pennsylvania Avenue

NW, Suite 700

Washington, DC 20004-2400

(202) 842-7800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of MTGE Investment Corp. (“MTGE”), a Maryland corporation, filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2018, as amended by Amendment No. 1 filed with the SEC on May 31, 2018, as amended by Amendment No. 2 filed with the SEC on June 6, 2018, as amended by Amendment No. 3 filed with the SEC on June 15, 2018, as amended by Amendment No. 4 filed with the SEC on July 17, 2018, as amended by Amendment No. 5 filed with the SEC on August 20, 2018, as amended by Amendment No. 6 filed with the SEC on August 21, 2018 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by Annaly Capital Management, Inc., a Maryland corporation (“Annaly”), and its direct wholly owned subsidiary, Mountain Merger Sub Corporation (the “Purchaser”), to exchange for each outstanding share of common stock, $0.001 par value per share, of MTGE, at the election of the holder thereof: (a) $9.82 in cash and 0.9519 shares of Annaly common stock, par value $0.01 per share (“Annaly common stock”) (the “mixed consideration”), (b) $19.65 in cash (the “all-cash consideration”), or (c) 1.9037 shares of Annaly common stock (the “all-stock consideration”), subject in each case to the election procedures and, in the case of elections to receive the all-cash consideration or the all-stock consideration, to the proration procedures described in the Prospectus (as defined below) and the related Letter of Election and Transmittal (as defined below).

Annaly has filed with the SEC a Tender Offer Statement on Schedule TO dated May 16, 2018, as amended, and a Registration Statement on Form S-4 dated May 16, 2018, relating to, among other things, the offer and sale of shares of Annaly common stock to be issued to holders of shares of MTGE common stock in the Offer (as amended by Amendment No. 1 to the Registration Statement on Form S-4 dated May 31, 2018, the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus”), and the related letter of election and transmittal (the “Letter of Election and Transmittal”), which are filed as Exhibit (a)(4) and (a)(1)(A), respectively, hereto. The Agreement and Plan of Merger, dated as of May 2, 2018, by and among Annaly, Purchaser and MTGE (the “Merger Agreement”), a copy of which is attached as Exhibit (e)(1) to this Schedule 14D-9, is incorporated into this Schedule 14D-9 by reference.

MTGE believes that no further disclosure is required to supplement the Schedule 14D-9 under applicable law; however, to avoid any risk that stockholder litigation, as further described in Item 8 of the Schedule 14D-9 under the subsection entitled ‘—Certain Litigation’, may delay or otherwise adversely affect the consummation of the Offer and to minimize the expense of defending such actions, MTGE is making available certain additional information (which it considers immaterial) to its stockholders in this Amendment No. 7. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain disclosures as set forth below.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended by deleting the first full paragraph on page 23 of the Schedule 14D-9 under the heading “Unaudited Prospective Financial Information” and replacing it with the following paragraph:

“The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or U.S. generally accepted accounting principles (“GAAP”). The unaudited prospective financial information includes “non-GAAP financial measures,” which are financial measures that are not calculated in accordance with GAAP. The non-GAAP financial measures in the unaudited prospective financial information were relied upon by Barclays for purposes of its opinion and by the special committee in connection with its consideration of the offer and the merger. Financial measures provided to a financial advisor in these circumstances are excluded from the definition of non-GAAP financial measures for purposes of SEC rules and, therefore, are not subject to SEC rules that would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of the non-GAAP financial measures in the unaudited prospective financial information were not relied upon by Barclays for purposes of its opinion or by the special committee in connection with its consideration of the offer or the merger. Accordingly, a reconciliation is not provided of the non-GAAP financial measures included in the unaudited prospective financial information to the relevant GAAP financial measures. These non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude items, including charges and credits, that are required to be included in a GAAP presentation.”

Item 4 of the Schedule 14D-9 is hereby amended by deleting the tables on page 28 of the Schedule 14D-9 under the heading “Summary of Material Financial Analyses – Selected Comparable Company Analysis” and replacing them with the following tables:

MTGE Peers

	P/TBV	P/ ‘18E Earnings(5)	Dividend Yield
Two Harbors Investment Corp.(1)	0.97x	8.1x	12.3%
Annaly Capital Management, Inc.(2)	0.92x	9.0x	11.6%
ARMOUR Residential REIT, Inc.(3)	0.92x	9.3x	10.0%
Invesco Mortgage Capital Inc.(4)	0.88x	9.2x	10.4%

(1)	Tangible book value based upon 3/31/18 book value reported in the CYS / TWO Press Release
(2)

Tangible book value based upon reported 12/31/17 tangible book value adjusted for the repayment of Annaly Series E preferred stock, partial repayment of Annaly Series C preferred stock and issuance of Annaly Series G preferred stock

(3)	Tangible book value based upon reported 3/31/18 tangible book value
(4)	Tangible book value based upon reported 12/31/17 tangible book value
(5)	2018 Earnings based on Median analyst estimates available to Barclays through Factset

MTGE Peers	Low		Mean		Median		High
P / TBV	0.88	x	0.92	x	0.92	x	0.97	x
P / ‘18E Earnings (1)	8.1	x	8.9	x	9.1	x	9.3	x
Dividend Yield	10.0%		11.1%		11.0%		12.3%

(1)	2018 Earnings based on Median analyst estimates available to Barclays through FactSet

MTGE	Metric	Selected Companies Range	Implied Share Price Range
P/TBV 3/31	$19.61	0.85x – 0.95x	$16.67 – $18.63
P/TBV 12/31	$20.62	0.85x – 0.95x	$17.53 – $19.59
P/2018E (Mgt.) (1)	$2.29	8.5x – 9.5x	$19.47 – $21.76
P/2018E (Street)	$1.98	8.5x – 9.5x	$16.83 – $18.81
Annualized Dividend Yield	$2.00	12.0% – 10.0%	$16.67 – $20.00

(1)	Represents Net Spread, Dollar Roll and Healthcare Income, excluding “catch up” amortization.

Annaly Peers

	P/TBV	P/ ‘18E Earnings(4)	Dividend Yield
AGNC Investment Corp.(1)	1.01x	7.9x	11.4%
ARMOUR Residential REIT, Inc.(2)	0.92x	9.3x	10.0%
Capstead Mortgage Corporation(3)	0.87x	14.5x	7.0%

(1)	Tangible book value based upon reported 3/31/18 tangible book value
(2)	Tangible book value based upon reported 3/31/18 tangible book value
(3)	Tangible book value based upon reported 3/31/18 tangible book value
(4)	2018 Earnings based on Median analyst estimates available to Barclays through Factset

Annaly Peers	Low		Mean		Median		High
P / TBV	0.87	x	0.93	x	0.92	x	1.01	x
P / ‘18E Earnings (1)	7.9	x	10.6	x	9.3	x	14.5	x
Dividend Yield	7.0%		9.5%		10.0%		11.4%

(1)	2018 Earnings based on Median analyst estimates available to Barclays through FactSet

Annaly	Metric	Selected Companies Range	Implied Share Price Range
P/TBV 3/31	$10.40	0.90x – 1.00x	$9.36 – $10.40
P/2018E (Mgt.)	$1.18	8.0x – 10.5x	$9.47 – $12.43
Annualized Dividend Yield	$1.20	11.5% – 10.0%	$10.43 – $12.00

Item 4 of the Schedule 14D-9 is hereby amended by deleting the table on page 29 of the Schedule 14D-9 under the heading “Summary of Material Financial Analyses – Selected Precedent Transactions Analysis” and replacing it with the following table:

Date Announced	Acquiror	Target	Transaction Price / Book Value
April 26, 2018	Two Harbors Investment Corp.	CYS Investments, Inc.	1.05x
April 11, 2016	Annaly Capital Management, Inc.	Hatteras Financial Corporation	0.85x
April 7, 2016	Sutherland Asset Management Corp	ZAIS Financial Corp.	0.92x
March 2, 2016	ARMOUR Residential REIT, Inc.	JAVELIN Mortgage Investment Corp.	0.87x
February 26, 2016	Apollo Commercial Real Estate Finance, Inc.	Apollo Residential Mortgage	0.89x

Item 4 of the Schedule 14D-9 is hereby amended by deleting the first paragraph on page 30 of the Schedule 14D-9 under the heading “Summary of Material Financial Analyses – Dividend Discount Analysis of MTGE” and replacing it with the following paragraph:

“Barclays performed a dividend discount analysis on MTGE using the MTGE Projections and certain publicly available information, which was used as a basis for discount rates and terminal value range. Barclays used two different methods to calculate annual discount rates that were then applied to the MTGE Projections and a range of terminal values estimated using a price to tangible book value ratio (“P/TBV”) methodology. In one method, Barclays calculated a range implied by the dividend yield of selected comparable companies, resulting in a selected discount range of 10.0% to 12.0%. Barclays then applied those discount rates to the projected quarterly dividends for MTGE from 2Q2018 through 4Q2020 (as set forth in the MTGE Projections) and to an estimated terminal value (based on projected tangible book value in 4Q2020 equal to $899 million). Barclays calculated the net present value of the dividends and the net present value of the terminal value, which was based on applying the value range of 0.85x to 0.95x to 4Q2020 tangible book value (this value range was selected based on comparable companies), and then divided by the number of fully diluted shares to get an implied value per share. This analysis assumed 100% of Net Spread, Dollar Roll and Healthcare Income, excluding “catch up” amortization, is paid out through dividends to common shareholders of MTGE. This analysis resulted in a range of implied present values per share of MTGE common stock of $17.59 to $19.86. In the other method, Barclays calculated a discount range implied by the capital asset pricing model, resulting in a selected range of 8.0% to 9.5%. Barclays then applied those discount rates to the projected quarterly dividends for MTGE from 2Q2018 through 4Q2020 (as set forth in the MTGE Projections) and to an estimated terminal value (based on projected tangible book value in 4Q2020). This analysis resulted in a range of implied present values per share of MTGE common stock of $18.55 to $20.75.”

Item 4 of the Schedule 14D-9 is hereby amended by deleting the first paragraph on page 30 of the Schedule 14D-9 under the heading “Summary of Material Financial Analyses – Dividend Discount Analysis of Annaly” and replacing it with the following paragraph:

“Barclays performed a dividend discount analysis on Annaly using the Annaly Projections and certain publicly available information, which was used as a basis for discount rates and terminal value range. Additionally, based on diligence, a 2.0% decline in tangible book value per share was modeled over the forecast period resulting in a quarter-6 tangible book value per share of $10.20. Barclays used two different methods to calculate annual discount rates that were then used in the subsequent dividend discount analysis and applied to the Annaly Projections and a range of terminal values estimated using a P/TBV methodology. In one method, Barclays calculated a discount range implied by the dividend yield of selected comparable companies, resulting in a selected range of 10.0% to 11.5%. Barclays then applied those discount rates to the Annaly Projections and calculated the net present value of the dividends and the net present value of the estimated terminal value (based on the quarter-6 projected tangible book value equal to $11.8 billion), which was based on applying the value range of 0.90x to 1.00x to quarter-6 tangible book value (this value range was selected based on comparable companies), and then divided by the number of fully diluted shares (1,160 million shares) to get an implied value per share. This analysis assumed 100% of core earnings (Ex. PAA) are paid out through dividends to common shareholders of Annaly. This analysis resulted in a range of implied present values per share of Annaly common stock of $9.37 to $10.43. In the other method, Barclays calculated a discount range implied by the capital asset pricing model, resulting in a selected range of 6.0% to 8.0%. Barclays then applied those discount rates to the Annaly Projections and an estimated terminal value (based on projected quarter-6 tangible book value). This analysis resulted in a range of implied present values per share of Annaly common stock of $9.80 to $10.99.”

Item 4 of the Schedule 14D-9 is hereby amended by adding the following paragraph after the second paragraph under the heading “Summary of Material Financial Analyses – General” on page 31 of the Schedule 14D-9:

“In January 2018, Annaly entered into separate Distribution Agency Agreements (collectively, the “Sales Agreements”) with each of Barclays, Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith, Incorporated, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Keefe, Bruyette & Woods, Inc., RBC Capital Markets, LLC and UBS Securities LLC (the “Sales Agents”). Under the Sales Agreements, Annaly may offer and sell shares of its common stock, having an aggregate offering price of up to $1.5 billion from time to time through any of the Sales Agents. As of the date hereof, Annaly has not sold any shares to or through Barclays under its Sales Agreement with Barclays and Barclays has received no fees from Annaly under its Sales Agreement with Barclays.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MTGE INVESTMENT CORP.

Date: August 24, 2018	By:	/s/ Sean P. Reid
	Name:	Sean P. Reid
	Title:	Chief Executive Officer